Q2 Holdings, Inc.

13785 Research Blvd., Suite 150

Austin, Texas 78750

September 22, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Staff Attorney

Gabriel Ecksteing. Staff Attorney

Re:                             Q2 Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-206869)

Acceleration Request

Requested Date: September 24, 2015

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Q2 Holdings, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-206869) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes John J. Gilluly, III and Ariane A. Chan of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

In connection with the acceleration request, the Registrant hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to John J. Gilluly, III of DLA Piper LLP (US) at 512-457-7090 or Ariane A. Chan of DLA Piper LLP (US) at 512-457-7005.  Thank you for your assistance.

Very truly yours,

/s/ Matthew P. Flake
Matthew P. Flake
President and Chief Executive Officer

Cc:                             Jennifer N. Harris (Q2 Holdings, Inc.)

John J. Gilluly, III (DLA Piper LLP (US))

J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)